# Pacific Coast Capital, LLC

**Financial Statements and Supplementary Information**
**For the Year Ended December 31, 2020**
**(Confidential Pursuant to Rule 17a-5(e)(3))**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2023 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70364 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 _____ AND ENDING 12/31/2020

MM/DD/YY                                                                                      MM/DD/YY

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## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Coast Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5665 SW Meadows Road, Suite 200

(No. and Street)

| Lake Oswego | OR | 97035 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T Manzo (201) 519-1905

(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.

(Name – *if individual, state last, first, middle name*)

| 80 Washington St, Bldg S | Norwell | MA | 02061 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, Carl Pinkard _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Pacific Coast Capital, LLC _____ , as

of December 31, _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CEO
_____
Title

See loose attachment
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**CALIFORNIA JURAT WITH AFFIANT STATEMENT**     **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 _____
2 _____
3 _____
4 _____
5 _____
6 _____

_Signature of Document Signer No. 1_      _Signature of Document Signer No. 2 (if any)_

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A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

---

State of California
County of _San Diego_



DANIELLE M. WASHINGTON
Notary Public - California
San Diego County
Commission # 2304826
My Comm. Expires Sep 12, 2023

_Place Notary Seal Above_

Subscribed and sworn to (or affirmed) before me

on this __25th__ day of __March__, 20_21_,
          Date        Month      Year
by

(1) _Carl Pinkard_____

(and (2)_____),
                Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
                Signature of Notary Public

---

**————— OPTIONAL —————**

_Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document._

**Description of Attached Document**

Title or Type of Document: _Annual Audited Report Form_   Document Date: _3/25/21_

Number of Pages: _3_   Signer(s) Other Than Named Above: _____

# Pacific Coast Capital, LLC

## December 31, 2020

## Table of Contents



**LMHS, P.C.**
*Certified Public Accountants and Advisors*

## *Report of Independent Registered Public Accounting Firm*

To the Member
Pacific Coast Capital, LLC
Lake Oswego, Oregon

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Pacific Coast Capital, LLC, as of December 31, 2020, and the related statement of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Coast Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Pacific Coast Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### *Supplemental Information*

The supplemental information appearing on page 11 through 13 has been subjected to audit procedures performed in conjunction with the audit of Pacific Coast Capital, LLC's financial statements. The supplemental information is the responsibility of Pacific Coast Capital, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*LMHS, P.C.*

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
March 23, 2021

## PACIFIC COAST CAPITAL, LLC

## Statement of Financial Condition
## December 31, 2020

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents  [Note 2] | $ | 288,430 |
| | | |
| Total assets | $ | 288,430 |

### LIABILITIES AND MEMBERS' EQUITY

Liabilites:

Current liabilities
    Accounts payable & Accrued expenses

  Total liabilities

| | | |
|---|---|---|
| Members' equity : | | |
|   Members' equity | | 288,430 |
| Total members' equity | | 288,430 |
| Total liabilities and members' equity | $ | 288,430 |

*The accompanying notes are an integral part of these financial statements*

# PACIFIC COAST CAPITAL, LLC

## Statement of Operations
## For the year ended December 31, 2020

REVENUE

| | | |
|---|---|---:|
| Mergers & Acquisitions advisory fees | $ | - |
| Total revenue | $ | - |

EXPENSES:

| | | |
|---|---|---:|
| Employee compensation and benefits | $ | 36,093 |
| Guaranteed payments | | 104,567 |
| Professional fees | | 87,357 |
| Regulatory fees and expenses | | 9,970 |
| Other operating expenses | | 2,508 |
| Total expenses | $ | 240,495 |

| | | |
|---|---|---:|
| NET INCOME BEFORE INCOME TAXES | $ | (240,495) |
| LLC fees & CA annual minimum tax [Note 4] | $ | (800) |
| NET LOSS | $ | (239,695) |

*The accompanying notes are an integral part of these financial statements*

# PACIFIC COAST CAPITAL, LLC
## Statement of Changes in Member's Equity
## For the year ended December 31, 2020

|  | Member's Equity | | Net Loss | | Contributions (Distributions) | | Total Member's Equity |
|---|---|---|---|---|---|---|---|
| Beginning balance January 1, 2020 | $ 200,000 | | | | | $ | 200,000 |
| Member's contributions | | | | | 329,125 | | 329,125 |
| Net Loss | | | (239,695) | | | | (239,695) |
| Member's distributions | - | | | | (1,000) | | (1,000) |
| Ending balance December 31, 2020 | $ 200,000 | $ | (239,695) | $ | 328,125 | $ | 288,430 |

*The accompanying notes are an integral part of these financial statements*

# PACIFIC COAST CAPITAL, LLC
## Statement of Cash Flows
## For the year ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

| | | |
|---|---|---|
| Net Loss | $ | (239,695) |
| Net cash used in operating activities | $ | (239,695) |

CASH FLOWS FROM FINANCING ACTIVITIES

| | | |
|---|---|---|
| Contributions | | 329,125 |
| Distributions | | (1,000) |
| Net cash provided by financing activities | $ | 328,125 |
| Increase in cash | $ | 88,430 |
| Cash - beginning of year | $ | 200,000 |
| Cash - end of period | $ | 288,430 |

*The accompanying notes are an integral part of these financial statements*

## Note 1:  Organization

Pacific Coast Capital, LLC (the "Company") was organized in the State of Oregon on March 15, 2019. On April 10, 2020, the Company became registered as a broker-dealer under Section 15(b) of The Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ["FINRA"] and the Security Investor Protection Corporation ["SIPC"].

The Company acts primarily as a mergers and acquisitions broker-dealer.

The Company does not claim an exemption under Paragraph (k) of SEC Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release No. 34-70073. The Company does not hold or carry customer funds or securities.

## Note 2:  Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

### Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2020, the Company had a cash balance of $288,430.

### Revenue Recognition

The company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, which means the Company has no further continuing obligations and collection is reasonably assured.  Retainer fees that are not subject to refund are recognized when received subject to the terms of engagement.

## Revenue Recognition (Continued)

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

C. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" when it was formed.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, the Company maintains that no such contract liabilities existed nor were there any circumstances whereby significant judgement was needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

## Professional fees

As of December 31, 2020, the Company paid $87,357 in professional fees, which included legal, accounting, analysis, and consulting services.

### Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2020.

The firm did not have any adjustments that would have made comprehensive income different from net income.

### Note 3: Securities owned

As of the statement of financial condition date the Company does not own any corporate stocks or debt instruments.

### Note 4: Income taxes

The Company is registered to conduct business in California. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes for Federal and State income tax, all income or loss "flows through" to the member's individual income tax returns. However, provisions are made for the State of California's annual minimum tax and LLC fees that are reflected in these financial statements. As the tax obligations are passed through to its members, any audit or review considerations related to Internal Revenue Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS. Service assessments and statute of limitations thereof are borne by the Company's members.

### Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair

8

## Note 5: Fair Value (Continued)

value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1- inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximate fair value due to their short-term highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

## Note 6: Net capital requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 12.5 to 1 during its first year of operation, and 15 to 1 thereafter. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020 the Company had net capital and net capital requirements of $288,430 and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was 0 to 1 which is less than 12.5:1.

At September 30, 2020, the Company reported net capital of $18,597 which was $4,078 below its minimum net capital requirement of $22,675. The Company filed the required notification of its net capital deficiency, pursuant to SEA Rule 17a-11(b). On October 27, 2020, the Company received a capital contribution of $100,000 from its parent company which increased the Company's net capital above its minimum net capital requirement.

## Note 7: Related party transactions

During the year ended December 31, 2020, an affiliated company paid expenses on behalf of the Company. Total expenses paid at December 31, 2020 was $228,125.

During the year ended December 31, 2020, the Company paid $10,000 to the affiliated company for these services.

## Note 8: __Subsequent Events__

Management has evaluated subsequent events through March 23, 2021, the date which the financial statements were available to be issued.

As a result of the COVID-19 outbreak in the United States, the financial and operational challenges have risen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

# Schedule I

## PACIFIC COAST CAPITAL, LLC

## Computation of Net Capital Under Rule 15c3-1 of the
## Securities and Exchange Commission
## As of December 31, 2020

**NET CAPITAL**

| | |
|---|---:|
| Total partners' equity | $ 288,430 |
| Deduct member's equity not allowable for net capital | - |
| Total member's equity qualified for net capital | 288,430 |
| Deductions: | |
| Nonallowable assets | |
| Prepaid expenses | - |
| | - |
| Net capital before haircuts on securities positions | 288,430 |
| Haircuts on securities | |
| **NET CAPITAL** | **$ 288,430** |

**AGGREGATE INDEBTEDNESS**

| | |
|---|---:|
| Other payable and accrued expenses, and others | - |
| | - |
| Total aggregate indebtedness | $ - |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | |
|---|---:|
| Minimum net capital required: | - |
| Minimum dollar required: | $ 5,000 |
| Excess net capital | $ 283,430 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount | $ - |
| Ratio: Aggregate indebtedness to net capital | |

# Schedule I

## PACIFIC COAST CAPITAL, LLC

## Computation of Net Capital Under Rule 15c3-1 of the
## Securities and Exchange Commission
## As of December 31, 2020

| | |
|---|---|
| Net capital, as reported in Company's Part IIA (unaudited) | |
| FOCUS report | $ 288,430 |
| Adjustments: | - |
| | |
| Net capital per above | $ 288,430 |

# Schedule II & III

## PACIFIC COAST CAPITAL, LLC
### December 31, 2020

**Schedule II**
**Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**

The Company does not claim an exemption under paragraph (k) of 17
C.F.R. 240. 15c3-3.
The Company is a Non-Covered firm that relies on Footnote 74 of the
SEC Release No. 34-70073

**Schedule III**
**Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
The Company does not claim an exemption under paragraph (k) of 17
C.F.R. 240. 15c3-3.
The Company is a Non-Covered firm that relies on Footnote 74 of the
SEC Release No. 34-70073

*The accompanying notes are an integral part of these financial statements*



LMHS, P.C.
*Certified Public Accountants and Advisors*

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
Pacific Coast Capital, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Pacific Coast Capital, LLC the ("Company) identified that the Company does not claim an exemption under 17 C.F.R. §240.15c3-3 based on reliance on Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities exclusively to receiving transaction-based compensation for merger and acquisition advisory services. (2) The Company stated that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on reliance on Footnote 74 of the SEC Release No. 34-70073 and in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934.

*LMHS, P.C.*

LMHS, P.C
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

March 23, 2021

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

Members of AICPA®

# PACIFIC COAST CAPITAL, LLC

## EXEMPTION REPORT
December 31, 2020


Pacific Coast Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for merger and acquisition advisory services.

- The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

- The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

- The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2020.


Pacific Coast Capital, LLC

I, Carl Pinkard, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Carl Pinkard, CEO

March 23, 2021